ALTMFX TRUST
Three Canal Plaza, Suite 600
Portland, Maine 04101
(207) 347-2000

July 9, 2015

VIA EDGAR

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  ALTMFX Trust File Numbers 333-198183 and 811-22989 (the "Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  a copy of the Trust’s Investment Company Blanket Bond No. 82341598 (the “Fidelity Bond”) issued by Federal Insurance Company in the amount of $300,000; and (ii) an officer’s certificate certifying the resolutions approved by the Board of Trustees on April 22, 2015, approving the type, form, coverage and amount of the Fidelity Bond.

The Trust paid a premium of $1,200 for the amount of the Fidelity Bond for the period from July 18, 2015, through July 18, 2016.

Respectfully submitted,

/s/ Gino Malaspina
Gino Malaspina
Vice President of the Trust